July 21, 2006

Via EDGAR Submission, U.S. mail and facsimile

Mr. Michael Moran

Mr. Scott Stringer

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street N.E.

Washington, D.C. 20549

Re:	Cost Plus, Inc.

Form 10-K for the calendar year ended January 28, 2006

Filed April 13, 2006

File No. 000-14970

Dear Mr. Moran and Mr. Stringer

This letter responds to the comments raised in your letter dated June 23, 2006 regarding your review of the above referenced Company filings. We have repeated your comments 1 through 11 below and have responded following each comment with the additional information requested and where necessary with the actions we propose to take in our future filings. We believe that the items addressed in this letter are immaterial both individually and in the aggregate and that our filing and the disclosures made therein meet the requirements of generally accepted accounting principles in the United States of America. Please contact me at the number at the end of this letter with any further questions you may have.

Overview, page 16

1.	It appears that comparable store sales may be impacted by cannibalization as you open new stores in existing markets. Additionally, it appears that remodeling may also disrupt sales at existing stores. Please revise you discussion of sales in future filing to address these issues and their impact on sales.

Cannibalization of same store sales is an issue that we monitor and to date has had a minor effect on only a few stores. We do not believe cannibalization has had a material impact on same store sales trends. We will make the appropriate disclosures in the event cannibalization becomes a relevant factor in same store sales trends. Our remodeling projects are generally cosmetic in nature, and the majority of the work is performed outside of store operating hours such that store operations are not disrupted.

Selling, General and Administrative, page 17

2.	We note that you identify several specific reasons for the $30.5 million increase in selling and administrative expenses. Please quantify the contribution from each of these factors to the overall change. We note that you only quantify the costs associated to the termination of an executive and the closure of five stores.

The reasons identified in our disclosure related to SGA expenses were meant to explain the SGA expense increase as a percentage of sales. $3.3 million of the increase in dollars is related to the departure of our former CEO and the closing of five stores, and the remaining $27.2 million is primarily attributable to additional expenses related to opening new stores. As mentioned in the Overview on page 16, we opened a net of 30 new stores in fiscal 2005, and we opened a net of 33 stores in fiscal 2004. In future filings we will clarify the disclosure as follows:

SG&A expenses increased $30.5 million, or 12.1%, to $281.7 million in 2005 compared to $251.2 million in 2004, primarily as a result of new store openings. $3.3 million of the increase relates to charges taken in connection with the departure of the Company’s former CEO and the closing of five stores, and the remaining $27.2 million was primarily attributable to costs associated with the opening of new stores. As a percentage of net sales, SG&A expenses for 2005 were 29.0% compared to 27.7% for 2004. The increase in SG&A expenses as a percentage of net sales was primarily due to decreased leverage on sales as a result of lower comparable store sales, $3.3 million of charges in the first half of the year associated with the departure of the Company’s CEO and the closing of five stores, and start-up costs related to the launch of the Company’s online store.

Contractual Obligations and Commitments, page 21

3.	Please include in this table your expected future interest payments for currently outstanding debt. In cases of debt with variable rates, please disclose in the notes to the table the assumptions used to calculate the expected interest to be paid

As of January 28, 2006 our total expected future interest payments were $15.6 million, with $3.3 million due in less than one year, $4.9 million due in one to three years, $3.9 million due in three to five years, and $3.5 million due in greater than five years. In future Form 10-K filings, we will include expected future interest payments in the contractual obligations and commitments table. We will note that we have entered into interest rate swap agreements to effectively fix the interest rates on our outstanding variable rate long-term debt

Critical Accounting Policies, page 23

4.	We note that your disclosures concerning revenue recognition and other critical accounting policies appear to be a replication of disclosures contained in the notes to your financial statements. The disclosures of your critical accounting policies should enhance a readers understanding by providing information such as any assumption that is about highly uncertain matters, any known trends, demands, commitments, events or uncertainties that are reasonably likely to occur and materially affect the methodologies or assumptions described; why different estimates that would have had a material impact on the company’s financial presentation could have been used in the current period; why the accounting estimate is reasonably likely to change from period to period with a material impact on the financial presentation; an explanation of the significance of the accounting estimate to the company’s financial condition, changes in financial condition and results of operations; where material, an identification of the line items in the company’s financial statements affected by the accounting estimate; a quantitative discussion of changes in overall financial performance and, to the extent material, line items in the financial statements if the company were to assume that the accounting estimate were changed, either by using reasonably possible near-term changes in the most material assumption(s) underlying the accounting estimate or by using the reasonably possible range of the accounting estimate; a quantitative and qualitative discussion of any material changes made to the accounting estimate in the past three years , the reasons for the change, and the effect on line items in the financial statements and overall financial performance. Please revise you discussion to provide the quantitative and qualitative analysis described above.

Our revenue recognition policies are not subject to uncertain matters or assumptions other than our allowance for returns, which is immaterial and has been very consistent from period to period. We are not aware of any trends or changes that will cause a material change in our allowance for returns or otherwise affect our revenue recognition policies or enhance a reader’s understanding.

Similarly, we have not made material changes in our assumptions or methodologies described in our other accounting estimates in the past three years. Any information or trends of which we become aware and will aid a reader’s understanding of our financial statements will be discussed in any future filings.

5.	We note that you consider the policies and estimates applicable to self insurance reserves to be among your critical accounting policies and estimates. Please revise the notes to your financial statements to provide a table showing year end balances of the reserve and additions, subtractions and adjustments made during the year. Conversely, you may provide such information as part of your analysis of reserve accounts included in Schedule II to your financial statements. In your disclosures regarding critical accounting estimates, you should discuss significant yearly changes as well as trends and uncertainties.

These amounts are not material to our financial statements in any year presented, nor have there been material changes in the balances or trends. We will disclose these amounts in future filings if they become material, and we will also include discussion of any significant changes or trends.

Consolidated Balance Sheets, page 29

6.	Please tell us and disclose any individual component of “other current liabilities” that exceed 5% of total current liabilities. See Regulation S-X Item 5-02.20.

The only component of our other current liabilities balance that exceeds 5% of total current liabilities is the $6.8 million current deferred tax liability balance. We disclosed that the $6.8 million current deferred tax liability balance is included in the total other current liabilities balance in the income taxes disclosure that is part of Note 1 to the financial statements. In future filings we will continue to state separately on the balance sheet or in a note thereto any item in excess of 5% of total current liabilities.

Notes to the Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

7.	We note that you record income from gift card breakage as other income. As there is no line item in your statement of operations titled “other income” please revise your disclosure to more specifically identify where the revenues associated with this item are located. If these revenues are not included as part of sales, please tell us the reason you do not include the amount in sales.

We do not believe gift card breakage meets the criteria of a revenue activity as defined by Concepts Statement 5, which states that “an entity’s revenue-earning activities involve delivering or producing goods, rendering services, or other activities that constitute its ongoing major or central operations.” Additionally, we understand that comments made by Randolph Green, a professional fellow of the Office of the Chief Accountant, at a 2002 AICPA conference indicated that recognition of gift card breakage as revenue was not appropriate absent vendor performance. Thus, we have recorded gift card breakage as other income rather than revenue. As the amount of other income is immaterial, we have included it in selling, general and administrative expenses. We will continue to evaluate this item for separate disclosure, and we will specify in future filings to where income from gift card breakage is recorded.

8.	To help us further understand your revenue recognition policy, more specifically your gift card breakage policy, please explain to us at what point you have determined that the likelihood of redemption is remote. Also advise us to the amount of breakage income that is included in your statement of operations. If such amounts are material to your statement of operations, tell us why you have not disclosed such amounts.

Historical data is used to estimate the rate of gift card breakage and the period of actual redemption. Consistent with statements made by SEC staff Pamela Schlosser in December, 2005, we recognize income from gift card breakage in proportion to actual redemptions. The amount of gift card breakage included in selling, general and administrative expenses is less than $1 million in each year and does not meet the criteria for separate disclosure in any of the fiscal years presented. We have recorded gift card breakage as a reduction of selling, general, and administrative expenses rather than other income due to the insignificance of the amounts. We will clarify our policy in future filings and we will disclose such amounts if they become material.

Vendor Credits and Rebates, page 36

9.	Tell us whether the vendor allowance that you received and applied as a reduction of advertising expense was material. Please provide us with your assessment of materiality if you believe such amounts were not material.

In accordance with EITF 02-16 and as indicated in Note 1 in the Notes to Consolidated Financial Statements of our filing, vendor credits and rebates are recognized as a reduction of cost of sales. We generally do not receive vendor credits or rebates related to advertising, and, thus there are no rebates or credits that were applied as a reduction of advertising expense, which is a component of selling, general and administrative expenses.

Note 5. Long-Term Debt and Revolving Line of Credit, page 39

10.	Revise your disclosure to more fully explain the restrictions on the payment of dividends. See Regulation S-X Rule 4-08(e).

We will change the wording of the applicable portion of our disclosure in future filings as follows:

The agreement includes limitations on the ability of the Company to incur debt, grant liens, make acquisitions and dispose of assets and also prohibits the Company from making cash dividend payments with respect to any capital stock.

Schedule II- Valuation and Qualifying Accounts Reserve

11.	Please provide Schedule II as required by Rules 5-04 (c) and 12-09 of Regulation S-X. All reserves recorded should be provided, including the amounts estimated for sales returns and allowances for each period presented.

We have considered our reserves against inventory, sales, and receivables and have determined that recorded reserves are immaterial and that Schedule II is not required under Rules 5-04 (c) and 4-02 of Regulation S-X.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (510) 808-9119 with any follow up questions you may have.

Regards,

/s/ Thomas Willardson
Thomas Willardson CFO